EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
R. Russell Davis
(318) 484-7501
Rodney J. Hamilton
(318) 484-7593

Media Contact:
Fran Phoenix
(318) 484-7467

For Immediate Release

PINEVILLE, La., Feb. 25, 2010 – Cleco Corp. (NYSE: CNL)

Cleco Corp. Reports Full-Year 2009 Earnings
Earnings and Dividend Guidance Provided

Consolidated Earnings - Reconciliation of GAAP to Non-GAAP Measures

| | Diluted EPS | | | |
| | Three months ended Dec. 31, | | Twelve months ended Dec. 31, | |
Subsidiary	2009	2008	2009	2008
Cleco Power LLC	$ 0.35	$ 0.33	$ 1.84	$ 1.89
Cleco Midstream Resources LLC[1]	(0.21)	(0.12)	(0.29)	(0.17)
Corporate and Other[1,2]	0.01	(0.04)	0.18	0.03
Operational earnings per share (Non-GAAP)	0.15	0.17	1.73	1.75
Adjustments[3]	0.06	0.05	0.03	(0.05)
Earnings per share applicable to common stock	$ 0.21	$ 0.22	$ 1.76	$ 1.70

GAAP refers to United States generally accepted accounting principles

[1]Includes affilate interest charges/interest income on affiliate debt related to Cleco's investment in Acadia ($0.01 per share and $0.02 per share for the quarters ended December 31, 2009 and 2008, respectively; $0.05 per share and $0.07 per share for the twelve months ended December 31, 2009 and 2008, respectively)
[2]Includes dividends on preferred stock
[3]Refer to "Operational Earnings Adjustments" on page 5 of this news release

"Cleco delivered solid earnings in 2009 in the face of a tough economic environment," said Mike Madison, president and chief executive officer of Cleco Corporation. "2009 was a defining year for Cleco with several key initiatives coming together. The foundation of our growth strategy is now firmly in place.

"Rodemacher Unit 3, the largest generation project in our history, achieved full commercial operation earlier this month. This unit is expected to provide stable, low cost power to our customers for decades to come. We also have received approval from our regulators to transfer half of the Acadia plant to Cleco Power. The addition of these two facilities to the Cleco Power generation fleet creates the efficient diversified portfolio we hoped to achieve," Madison said.

Recent Developments:

- Rodemacher Unit 3 achieved full commercial operation on Feb. 12, 2010, and our new rates that the Louisiana Public Service Commission (LPSC) approved in October 2009 are now in effect.
- On Feb. 22, 2010, the Cleco Evangeline LLC (Evangeline) tolling agreement was terminated for consideration of $188.6 million.
- Evangeline executed a new tolling agreement with the same counterparty for the period Mar. 1, 2010, through Dec. 31, 2011.
- The LPSC and the Federal Energy Regulatory Commission (FERC) approved the transfer of 50 percent of the Acadia Power Station to Cleco Power. This transaction closed on Feb. 23, 2010.
- Entergy Louisiana's acquisition of the remaining 50 percent of the Acadia Power Station is progressing as expected.

Dividend Guidance:

The Board of Directors of Cleco Corporation has approved a dividend policy that will increase its quarterly dividend rate from $0.225 per common share to $0.25 per common share beginning with the dividend payable May 15, 2010. The 11 percent increase in the dividend, subject to the board's official declaration of the dividend in April, will result in an annual dividend rate of $1.00 per common share.

"With the completion of the Rodemacher Unit 3 construction and the associated increase in Cleco's earnings power, we are now in a position to increase the common dividend," Madison said. "This dividend increase is a step toward achieving our longer term goal of a dividend payout level in the range of 50 percent to 60 percent of sustainable earnings. This action on the dividend underscores management's and the board's confidence in the outlook for our business and our focus on our shareholders' total return."

The declaration of dividend payments is at the board's sole discretion and future dividend increases are subject to numerous factors that ordinarily affect dividend policy, including the result of Cleco's operations and its financial position as well as general economic and business conditions.

Earnings Guidance:

Cleco is targeting consolidated 2010 earnings in the range of $2.05 - $2.15 per share. The 2010 consolidated earnings estimate includes normal weather and excludes one-time results of the Evangeline transaction and the Acadia transactions.

Financial Highlights:

Fourth Quarter 2009
- Cleco reports fourth quarter earnings applicable to common stock of $12.8 million, or $0.21 per diluted share, compared to $13.5 million, or $0.22 per diluted share, for the fourth quarter of 2008.

Year-to-date 2009
- Cleco reports earnings applicable to common stock for 2009 of $106.3 million, or $1.76 per diluted share, compared to $102.1 million, or $1.70 per diluted share for 2008.

Quarter-Over-Quarter Operational EPS Reconciliation:

$ 0.17	**2008 Fourth-Quarter Diluted Operational EPS**
0.02	Non-fuel revenue
0.02	Energy hedging, net
0.01	Income taxes
(0.09)	Other expenses, net
0.06	AFUDC (allowance for funds used during construction)
0.02	**Cleco Power results**
(0.09)	**Cleco Midstream results**
0.05	**Corporate results**
0.15	**2009 Fourth-Quarter Diluted Operational EPS**
0.06	**Adjustments[1]**
$ 0.21	**Reported GAAP earnings per share**

[1]Refer to "Operational Earnings Adjustments" on page 5 of this news release

Cleco Power

- **Non-fuel revenue increased $0.02 per share compared to the fourth quarter of 2008** primarily due to higher residential usage and new service to a wholesale customer that began in April 2009. Partially offsetting these increases were lower sales to industrial customers which was largely the result of decreased production at one of Cleco Power's largest industrial customers and the start of a large industrial customer cogenerating a portion of its electricity requirements. Lower miscellaneous revenue also contributed to the decrease.

- **Net realized and mark-to-market gains on energy hedging positions tied to a fixed-price wholesale contract increased earnings by $0.02 per share compared to the fourth quarter of 2008.**

- **Income taxes increased earnings by $0.01 per share compared to the fourth quarter of 2008** as a result of an increase in state flow-through tax benefits.

- **Other expenses, net were $0.09 per share higher compared to the fourth quarter of 2008** primarily due to higher generating station maintenance work performed during 2009 and higher interest related to uncertain tax positions.

- **AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.06 per share compared to the fourth quarter of 2008.** The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.04 per share, while the debt portion of AFUDC contributed $0.02 per share more than the fourth quarter of 2008.

Cleco Midstream Resources

- **Evangeline was down $0.08 per share compared to the fourth quarter of 2008** primarily due to higher interest charges related to uncertain tax positions, partially offset by lower maintenance expenses resulting from the facility's fourth quarter 2008 planned outage.

- **Acadia was down $0.02 per share compared to the fourth quarter of 2008** primarily due to higher removal and retirement costs and higher turbine and general maintenance expenses, partially offset by lower depreciation expense resulting from certain Acadia assets meeting the criteria of assets held for sale.

- **Lower other operating expenses increased Midstream's results by $0.01 per share compared to the fourth quarter of 2008.**

Corporate and Other

- **Interest expense decreased $0.07 per share compared to the fourth quarter of 2008** primarily due to lower interest related to uncertain tax positions.

- **Higher other miscellaneous expenses, net decreased earnings by $0.02 per share.**

Year-Over-Year Operational EPS Reconciliation:

$ 1.75	**Twelve Months ended Dec. 31, 2008 Diluted Operational EPS**
(0.01)	Non-fuel revenue
(0.20)	Interest expense, net
0.06	Income taxes
(0.11)	Other expenses, net
0.21	AFUDC
(0.05)	**Cleco Power results**
(0.12)	**Cleco Midstream results**
0.15	**Corporate results**
1.73	**Twelve Months ended Dec. 31, 2009 Diluted Operational EPS**
0.03	**Adjustments**[1]
$ 1.76	**Reported GAAP earnings per share**

[1]Refer to "Operational Earnings Adjustments" on page 5 of this news release

Cleco Power

- **Non-fuel revenue decreased $0.01 per share in the year-to-year comparison.** Miscellaneous revenue decreased $0.04 per share primarily from lower transmission, customer fee and pole attachment revenue. Partially offsetting this decrease was a $0.03 per share increase in retail and wholesale customer sales mainly from a new wholesale customer that began taking service in April 2009 and an increase in the number of customers served. Partially offsetting these increases were lower industrial sales from one of Cleco Power's large industrial customers and a large industrial customer starting to cogenerate a portion of its electricity requirements.

- **Interest expense, net increased $0.20 per share year over year** primarily due to the issuances of senior notes, Gulf Opportunity Zone bonds, senior secured storm recovery bonds, and solid-waste disposal bonds. Also reducing earnings was lower average investment balances and lower investment earnings, lower recovery of interest costs relating to lower deferred lignite mining costs, and higher interest related to uncertain tax positions.

- **Income taxes increased earnings by $0.06 per share year over year** largely as a result of an increase in state flow-through tax benefits.

- **Other expenses, net increased $0.11 per share year over year** primarily due to higher generating station maintenance work, higher general liability expense, higher employee benefit costs and administrative expenses, and higher other net miscellaneous expenses.

- **AFUDC, primarily associated with the Rodemacher Unit 3 project, contributed an additional $0.21 per share compared to 2008.** The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.14 per share, while the debt portion of AFUDC contributed $0.07 per share more than in 2008.

Cleco Midstream Resources

- **Evangeline was down $0.07 per share compared to the same period last year** primarily due to higher interest related to uncertain tax positions, partially offset by lower maintenance expenses and the absence in 2009 of replacement power purchases resulting from Evangeline's 2008 unplanned outage.

- **Acadia was down $0.06 per share compared to the same period of 2008** primarily due to higher expenses from outages at the facility during 2009 and higher legal fees associated with the sale transactions. These decreases were partially offset by net revenue from Acadia's short-term tolling agreement with Cleco Power and lower depreciation expense resulting from certain Acadia assets meeting the criteria of assets held for sale.

- **Lower other operating expenses increased Midstream's results by $0.01 per share year over year.**

Corporate and Other

- **Lower interest charges resulting from uncertain tax positions, the repayment of $100 million of senior notes in May 2008, and the favorable settlement of a franchise tax lawsuit increased results by $0.15 per share compared to last year.**

Operational Earnings Adjustments:

Cleco's management uses operational earnings per share to evaluate the operations of Cleco and to establish goals for management and employees. Management believes this presentation is appropriate and enables investors to more accurately compare Cleco's operational financial performance over the periods presented. Operational earnings as presented here may not be comparable to similarly titled measures used by other companies. The following table provides a reconciliation of operational earnings per share to reported GAAP earnings per share.

Reconciliation of Operational EPS to Reported GAAP EPS

	Three months ended Dec. 31,		Twelve months ended Dec. 31,	
	2009	**2008**	**2009**	**2008**
Operational earnings per share	$ 0.15	$ 0.17	$ 1.73	$ 1.75
Tax levelization	0.05	0.07	-	-
Company/trust-owned life insurance policy adjustments	0.01	(0.02)	0.03	(0.05)
Reported GAAP earnings per share	$ 0.21	$ 0.22	$ 1.76	$ 1.70

Reconciling adjustments from operational earnings per share to GAAP earnings per share are as follows:

Tax Levelization

Generally accepted accounting principles require companies to apply an effective tax rate to interim periods that is consistent with a company's estimated annual effective tax rate. As a result, quarterly, Cleco projects the effective tax rate for the year and then raises or lowers the tax expense recorded in that quarter to reflect the projected annual tax rate. During the fourth quarter of 2009, Cleco recorded a $0.05 per share benefit from the levelization of its annual tax rate after taking into consideration the effect of a late Rodemacher Unit 3 commercial operation date. This $0.05 per share adjustment during the fourth quarter brings Cleco's projected annual tax rate at the end of the third quarter in line with its actual annual tax rate at the end of the year. In 2008, the levelization adjustment was an increase of $0.07 per share for the fourth quarter related to various changes from the third quarter 2008 projected annual tax rate. This incremental adjustment is not related to the fourth quarter operational results because it reflects the effect of the change in tax rates on operational earnings for the entire year.

COLI/TOLI Adjustments

Cleco has both Company-Owned Life Insurance and Trust-Owned Life Insurance (COLI/TOLI) policies covering certain members of management. These policies are payable to Cleco upon death of the insured. COLI/TOLI assets are acquired at fair value, and adjusted for changes in market value and any payments/redemptions of cash surrender values. The resulting adjustments for these items increased earnings by $0.01 per share for the fourth quarter of 2009 and decreased earnings by $0.02 per share for the fourth quarter of 2008. The adjustments increased earnings by $0.03 per share for 2009 and decreased earnings by $0.05 per share for 2008. Cleco is unable to predict changes in the market values and amounts of cash surrender values of these policies and management does not consider these adjustments to be a component of operational earnings.

Cleco management will discuss the company's annual and fourth-quarter 2009 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Friday, Feb. 26, 2010. The call will be webcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation Fourth-Quarter 2009 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves approximately 277,000 customers across Louisiana. Cleco also operates a wholesale energy business with 1,065 megawatts of nameplate generating capacity, which includes Entergy Louisiana's pending acquisition of Acadia Power Station Unit 2. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

(Unaudited)	For the three months ended Dec. 31,					
	(million kWh)			(thousands)		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
Electric Sales						
Residential	823	757	8.7 %	$ 35,186	$ 32,765	7.4 %
Commercial	602	576	4.5 %	23,582	22,968	2.7 %
Industrial	599	721	(16.9)%	12,911	13,980	(7.6)%
Other retail	34	33	3.0 %	1,426	1,383	3.1 %
Storm surcharge	-	-	-	4,987	5,464	(8.7)%
Total retail	2,058	2,087	(1.4)%	78,092	76,560	2.0 %
Sales for resale	128	114	12.3 %	7,337	4,256	72.4 %
Unbilled	(38)	4	*	(1,275)	371	(443.7)%
Total retail and wholesale customer sales	2,148	2,205	(2.6)%	$ 84,154	$ 81,187	3.7 %

*Not meaningful

(Unaudited)	For the twelve months ended Dec. 31,					
	(million kWh)			(thousands)		
	2009	**2008**	**Change**	**2009**	**2008**	**Change**
Electric Sales						
Residential	3,637	3,545	2.6 %	$157,672	$ 154,001	2.4 %
Commercial	2,484	2,450	1.4 %	95,453	94,226	1.3 %
Industrial	2,232	2,898	(23.0)%	50,957	55,560	(8.3)%
Other retail	136	134	1.5 %	5,715	5,589	2.3 %
Storm surcharge	-	-	-	19,661	21,105	(6.8)%
Total retail	8,489	9,027	(6.0)%	329,458	330,481	(0.3)%
Sales for resale	560	441	27.0 %	23,371	19,685	18.7 %
Unbilled	60	16	275.0 %	2,262	1,954	15.8 %
Total retail and wholesale customer sales	9,109	9,484	(4.0)%	$355,091	$ 352,120	0.8 %

CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(Unaudited)

For the three months ended Dec. 31,	2009	2008
Operating revenue		
Electric operations	$ **181,178**	$ 229,573
Other operations	**7,971**	6,942
Affiliate revenue	**2,947**	2,670
Total operating revenue	**192,096**	239,185
Operating expenses		
Fuel used for electric generation	**48,243**	73,566
Power purchased for utility customers	**52,697**	79,016
Other operations	**31,497**	29,068
Maintenance	**15,523**	11,632
Depreciation	**19,971**	19,906
Taxes other than income taxes	**7,135**	7,151
Gain on sale of assets	**-**	(11)
Total operating expenses	**175,066**	220,328
Operating income	**17,030**	18,857
Interest income	**461**	872
Allowance for other funds used during construction	**20,928**	18,490
Equity loss from investees	**(18,134)**	(8,265)
Other income	**827**	168
Other expense	**(626)**	(3,648)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**18,401**	22,158
Allowance for borrowed funds used during construction	**(7,016)**	(5,117)
Total interest charges	**11,385**	17,041
Income before income taxes	**9,101**	9,433
Federal and state income tax benefit	**(3,678)**	(4,116)
Net income	**12,779**	13,549
Preferred dividends requirements, net of tax	**12**	12
Net income applicable to common stock	$ **12,767**	$ 13,537
Average shares of common stock outstanding		
Basic	**60,254,541**	60,039,943
Diluted	**60,622,385**	60,320,230
Basic earnings per share		
Net income applicable to common stock	$ **0.21**	$ 0.22
Diluted earnings per share		
Net income applicable to common stock	$ **0.21**	$ 0.22
Cash dividends paid per share of common stock	$ **0.225**	$ 0.225

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)

For the twelve months ended Dec. 31,	2009	2008
Operating revenue		
Electric operations	$ **808,646**	$ 1,032,970
Other operations	**33,651**	36,768
Affiliate revenue	**11,461**	10,460
Total operating revenue	**853,758**	1,080,198
Operating expenses		
Fuel used for electric generation	**261,456**	235,706
Power purchased for utility customers	**216,906**	471,261
Other operations	**109,060**	99,028
Maintenance	**51,300**	47,089
Depreciation	**78,204**	77,876
Taxes other than income taxes	**29,947**	34,471
Loss (gain) on sales of assets	**76**	(110)
Total operating expenses	**746,949**	965,321
Operating income	**106,809**	114,877
Interest income	**1,512**	5,417
Allowance for other funds used during construction	**73,269**	64,953
Equity loss from investees	**(17,423)**	(5,542)
Other income	**5,581**	1,263
Other expense	**(2,807)**	(7,970)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**77,228**	72,042
Allowance for borrowed funds used during construction	**(26,173)**	(19,642)
Total interest charges	**51,055**	52,400
Income before income taxes	**115,886**	120,598
Federal and state income tax expense	**9,579**	18,457
Net income	**106,307**	102,141
Preferred dividends requirements, net of tax	**46**	46
Net income applicable to common stock	$ **106,261**	$ 102,095
Average shares of common stock outstanding		
Basic	**60,187,894**	59,990,229
Diluted	**60,498,205**	60,214,640
Basic earnings per share		
Net income applicable to common stock	$ **1.77**	$ 1.70
Diluted earnings per share		
Net income applicable to common stock	$ **1.76**	$ 1.70
Cash dividends paid per share of common stock	$ **0.900**	$ 0.900

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CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)

	At Dec. 31, 2009	At Dec. 31, 2008
Assets		
Current Assets		
Cash and cash equivalents	$ **145,193**	$ 97,483
Accounts receivable, net	**70,557**	78,314
Other current assets	**278,175**	290,582
Total Current Assets	**493,925**	466,379
Property, plant and equipment, net	**2,247,030**	2,045,286
Equity investment in investees	**251,617**	249,144
Prepayments, deferred charges and other	**702,275**	580,395
Total Assets	$ **3,694,847**	$ 3,341,204
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ **11,478**	$ 63,546
Accounts payable	**114,541**	138,300
Other current liabilities	**115,785**	158,987
Total Current Liabilities	**241,804**	360,833
Deferred credits and other liabilities	**1,016,672**	812,687
Long-term debt, net	**1,320,299**	1,106,819
Total Liabilities	**2,578,775**	2,280,339
Shareholders' Equity		
Preferred stock	**1,029**	1,029
Common shareholders' equity	**1,126,334**	1,069,669
Accumulated other comprehensive loss	**(11,291)**	(9,833)
Total Shareholders' Equity	**1,116,072**	1,060,865
Total Liabilities and Shareholders' Equity	$ **3,694,847**	$ 3,341,204

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, statements regarding the Rodemacher Unit 3 project and completion of the Acadia/Entergy Louisiana transaction. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, construction and operational costs of Rodemacher Unit 3, the completion of the Acadiana Load Pocket project, the completion of the Acadia/Entergy Louisiana transaction, the impact of the global economic downturn, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

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